U.S. SECURITIES AND EXCHANGE COMMISSION    No. 812-
Washington, D.C. 20549

APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

HARRIS & HARRIS GROUP, INC.

1450 Broadway
24th Floor
New York, NY 10018

All Communications, Notices, and Orders to:
Daniel B. Wolfe, President, Chief Financial Officer and Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, NY 10018

Copy to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W. Suite 700
Washington, D.C. 20001-3980

July18, 2016

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Harris & Harris Group, Inc. 1450 Broadway 24th Floor New York, NY 10018	APPLICATION FOR A CERTIFICATION PURSUANT TO SECTION 851(e) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

INTRODUCTION

Harris & Harris Group, Inc. (“Applicant”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Section 851(e) of the Internal Revenue Code of 1986, as amended (the “Code”), for a certification that Applicant is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available.
Applicant proposes to qualify as a “regulated investment company” under Section 851(a) of the Code for the fiscal year ended December 31, 2015. The certification being sought is a prerequisite to qualification, pursuant to the provisions of Section 851(e) of the Code, as a regulated investment company under Section 851(a).

I. GENERAL DESCRIPTION OF APPLICANT

Applicant was incorporated under the laws of the State of New York in August 1981 and operates as an internally managed business development company. Applicant’s securities were first registered with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, in 1982. In 1992, Applicant registered with the Commission as a closed-end, non-diversified management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). On July 26, 1995, Applicant elected to become regulated as a business development company (“BDC”) pursuant to Section 54(a) of the 1940 Act (the “BDC election”).
Historically, Applicant’s investment portfolio consisted primarily of equity investments in companies that are principally engaged in the development, commercialization and integration of products enabled by nanotechnology and microsystems that are applied in industries such as computer software and hardware, telecommunications, medical devices, pharmaceuticals, biotechnology, electronics, semiconductors, advanced materials and energy. Since 2008, the focus of Applicant's initial investments narrowed to primarily BIOLOGY+ companies. BIOLOGY+ refers to interdisciplinary life sciences companies in which biology innovation is intersecting with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. Applicant currently has invested a substantial percentage of its total assets in early-stage development or start-up companies that it believes are disruptive science-enabled companies, particularly ones that are targeting opportunities in the precision health and precision medicine markets. Precision health and precision wellness refers to a focus on preventative care and well-being at the individual level and includes medical technologies, digital technologies, genetic and biochemical technologies, and machine learning technologies that permit individuals to take control of their health and well-being at all stages of their lives. Applicant currently expects that its Portfolio Companies (as defined below) and its future investments will continue to be engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. Many of Applicant’s Portfolio Companies are privately held, thinly capitalized, unproven companies with no operating history. As of December 31, 2015, Applicant had total assets of approximately $96 million.
The Commission has previously issued certifications pursuant to Section 851(e) of the Code that Applicant was, for the fiscal years ended December 31, 1997 and December 31, 1999 through December 31, 2014, principally engaged in the furnishing of capital to other corporations, which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available1.

II. LEGAL ANALYSIS

A.    Applicable Law
Section 851 of the Code sets forth the general requirements a corporation must satisfy in order to qualify for treatment as a regulated investment company under Subchapter M of the Code (a “RIC”). A RIC is defined in Section 851(a) as “any domestic corporation . . . which, at all times during the taxable year . . . is registered under the . . . [1940 Act] as a management company or unit investment trust or . . . has in effect an election under such Act to be treated as a business development

________
1Harris & Harris Group, Inc., Investment Company Act Release Nos. 31891 (November 4, 2015); 31271 (September 30, 2014); 30604 (July 22, 2013); 30104 (June 15, 2012); 29736 (July 22, 2011); 28289 (May 28, 2010); 28761 (June 9, 2009); 28294 (May 30, 2008); 27870 (June 20, 2007); 27398 (June 16, 2006); 26908 (June 15, 2005); 26467 (June 15, 2004); 25990 (Apr. 2, 2003); 25454 (Mar. 7, 2002); 24888 (Mar. 8, 2001); 24314 (Feb. 24, 2000); 23102 (Apr. 6, 1998).

company.” Section 851 also imposes certain conditions and limitations upon entities seeking to qualify as RICs. Section 851(b)(3)(A) provides that an investment company or BDC seeking to qualify for treatment as a RIC must, as of the close of each quarter of the taxable year, have at least 50 percent of the value of its total assets represented by cash and cash items (including receivables), Government securities and securities of other regulated investment companies, and . . . other securities for purposes of this calculation limited, except and to the extent provided in subsection [851](e), in respect of any one issuer to an amount not greater in value than 5 percent of the value of the total assets of the taxpayer and to not more than 10 percent of the outstanding voting securities of such issuer . . . .
The 1940 Act generally imposes no similar diversification requirements.
Section 851(e) provides an exemption from the diversification requirements of Subchapter M for certain investment companies furnishing capital to certain development corporations. In pertinent part, Section 851(e) provides that

[i]f the . . . Commission determines, in accordance with regulations issued by it, and certifies to the Secretary not earlier than 60 days prior to the close of the taxable year of a management company or a business development company . . . that such investment company is principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological developments, new processes, or products not previously generally available, such investment company may, in the computation of 50 percent of the value of its assets under subparagraph (A) of subsection (b)(3) for any quarter of such taxable year, include the value of any securities of an issuer, whether or not the investment company owns more than 10 percent of the outstanding voting securities of such issuer, the basis of which, when added to the basis of the investment company for securities of such issuer previously acquired, did not exceed 5 percent of the value of the total assets of the investment company at the time of the subsequent acquisition of securities.

B.    Need for Relief

Applicant’s board of directors has determined that it would be in the best interests of Applicant and its shareholders for Applicant to qualify for treatment as a RIC for the fiscal year ended December 31, 2015. Since its BDC election, Applicant historically has invested a substantial percentage of its total assets in early-stage development or start-up companies in a broad range of industry segments that have been primarily engaged in the development, commercialization and integration of products enabled by nanotechnology and microsystems that are applied in industries such as computer software and hardware, telecommunications, medical devices, pharmaceuticals, biotechnology, electronics, semiconductors, advanced materials and energy. Since 2008, the focus of Applicant's initial investments has narrowed to primarily BIOLOGY+ companies. BIOLOGY+ refers to interdisciplinary life sciences companies in which biology innovation is intersecting with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. Applicant currently has invested a substantial percentage of its total assets in early-stage development or start-up companies (the Portfolio Companies are more fully described below) that are enabled by disruptive science, particularly ones that are targeting opportunities in the precision health and precision medicine markets (each a “Portfolio Company” and together the “Portfolio Companies”). Precision health and precision wellness refers to a focus on preventative care and well-being at the individual level and includes medical technologies, digital technologies, genetic and biochemical technologies, and machine learning technologies that permit individuals to take control of their health and well-being at all stages of their lives. Given the inherent nature of start-up and early-stage development companies, many of the Portfolio Companies are thinly capitalized, unproven companies that lack management depth and have no operating history. As a consequence, Applicant, in addition to providing capital to the Portfolio Companies, may also assist with the development of financial plans for the companies, recruiting and hiring management, as well as providing management expertise. Given Applicant’s level of involvement in many of the Portfolio Companies, Applicant may, from time to time, own a majority of the equity securities of a given Portfolio Company. Thus, without the relief requested, Applicant may be unable to satisfy the requirements of Section 851(b)(3)(A). This result would have a deleterious impact on Applicant’s shareholders by reducing Applicant’s income without achieving any concomitant policy objective.

1.	Investment Portfolio
As stated above, Applicant historically has invested a substantial portion of its assets in early-stage companies primarily engaged in the development, commercialization and integration of products enabled by nanotechnology and microsystems that are applied in industries such as computer software and hardware, telecommunications, medical devices, pharmaceuticals, biotechnology, electronics, semiconductors, advanced materials and energy, as well as in early- stage companies enabled by disruptive science, particularly ones that are enabled by BIOLOGY+. BIOLOGY+ refers to interdisciplinary life science companies in which biology innovation intersects with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. Applicant currently has invested a substantial percentage of its total assets in early-stage development or start-up companies that it believes are disruptive science-enabled companies, particularly ones that are targeting opportunities in the precision health and precision medicine markets. Precision health and precision wellness refers to a focus on preventative care and well-being at the individual level and includes medical technologies, digital technologies, genetic and biochemical technologies, and machine learning technologies that permit individuals to take control of their health and well-being at all stages of their lives. Applicant believes that most of those companies satisfy the requirements of section 851(e) of the Code. In reaching this conclusion, Applicant generally has relied upon information provided by the Portfolio Companies themselves and others, including, but not limited to, offering circulars, prospectuses, analyst reports, internal company memoranda, patent applications and similar documents. In addition, Applicant generally is represented on the boards of directors of the Portfolio Companies through member or observer status and also has direct access to senior management of those companies through contractual information rights.

The following table shows the composition of Applicant’s total assets as of the end of each calendar quarter of 2015:

	3/31/2015	6/30/2015	9/30/2015	12/31/2015
A. Investments in "eligible portfolio companies" described in Section 2(a)(46)
of the 1940 Act and believed by the Applicant to be engaged in the
business activities required by Section 851(e) of the Code	$81,001,738[2]	$73,635,042[2]	$61,891,213[2]	$66,615,759[2]

B. Investments in "eligible portfolio companies" described in Section 2(a)(46)
of the 1940 Act and treated by Applicant as not engaged in the business
activities required by Section 851(e) of the Code	$1,832,085[3]	$4,714,274[3]	$1,463,390[3]	$1,390,993[3]

C. Investments that do not qualify under Section 55(a) of the 1940 Act, but as to which the issuers are believed by Applicant to be engaged in the
business activities required by Section 851(e) of the Code	$7,622,785[4]	$8,990,134[5]	$8,111,261[5]	$9,146,152[6]

D. Investments that do not qualify under Section 55(a) of the 1940 Act and
treated by Applicant as not covered by Section 851(e) of the Code	-	-	-	-

E. Cash, cash items and securities as set forth in Section 55(a)(6) of the 1940 Act, collectively “Cash Equivalents”	$21,051,443	$22,982,089	$21,427,019	$17,922,630

Total Investments and Cash Equivalents	$111,508,051	$110,321,539	$92,892,883	$95,075,534
Other Assets	$1,512,117	$1,435,193	$1,265,125	$1,385,752

Total Assets	$113,020,168	$111,756,732	$94,158,008	$96,461,286

2 This value includes the fair value of rights to milestone payments from the acquisition of BioVex Group, Inc., by Amgen, Inc., the acquisition of Nextreme Thermal Solutions, Inc., by Laird PLC, and the acquisition of Molecular Imprints, Inc., by Canon, Inc. We do not include these rights as Portfolio Companies in Section 2.
3 For purposes of this calculation, this value includes our investments in Accelerator IV-New York Corporation ("Accelerator"), Black Silicon Holdings, Inc., ("Black Silicon"), formerly SiOnyx, Inc., SynGlyco, Inc. ("SynGlyco"), Laser Light Engines, Inc. ("LLE"), and Ultora, Inc. ("Ultora"); however, Applicant does not necessarily believe that Accelerator, Black Silicon, SynGlyco, LLE and Ultora are not engaged in the business activities required by Section 851(e) of the Code.
4 As of March 31, 2015, the investment in this category was D-Wave Systems, Inc.
5 As of June 30, 2015, the investments in this category were D-Wave Systems, Inc., and certain shares of OpGen, Inc., purchased at its initial public offering (‘IPO”).
6 As of December 31, 2015, the investments in this category were D-Wave Systems, Inc., and certain shares of Adesto Technologies Corporation and OpGen, Inc., purchased at their respective IPOs.

As demonstrated above, as of December 31, 2015, 87.6% of Applicant’s total assets consisted of assets of the type set forth in paragraphs 1 through 6 of Section 55(a) of the 1940 Act. Such assets comprise 88.9% of Applicant’s invested assets.

2.    Portfolio Companies
As reflected in the table above, companies engaged in the type and degree of business activities described in Section 851(e) of the Code, excluding the investments in issuers described in Categories B. and D. (“Development Companies”) above, comprised the following percentages of the total assets less Cash Equivalents of Applicant at the end of each of the calendar quarters of 2015: March 31, 96.4%; June 30, 93.1%; September 30, 96.3%; and December 31, 96.5%. The Development Companies are discussed below. Unless otherwise indicated below, information is provided as of December 31, 2015.

ABSMaterials, Inc. (“ABS”)(Category A) -- ABS develops reactive glass products and nanosands for remediation, or site-cleanups, of volatile organic and related spills, plumes and gas discharges.   Once having captured a spill, ABS’ materials can be recovered safely and inexpensively and can be recycled for future use by heat-mediated removal of the captured organic chemical compounds.

Percentage of Equity held by Applicant7 -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $983,622 / 1.0%
Date of Initial Investment -- January 15, 2010

Adesto Technologies Corporation (“Adesto”)(Category A) -- Adesto develops non-volatile memory technology enabled by nanoscale phenomena.  The company's technology addresses several problems that limit the capabilities of certain traditional memory technologies, including the ability to scale the devices as standard chip dimensions shrink, the ability to increase speed of operation and the ability to decrease power consumption. On October 27, 2015, Adesto completed an initial public offering and trades on the NASDAQ Capital Market under the symbol "IOTS."
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $13,645,682 / 14.1%
Date of Initial Investment -- February 21, 2007

AgBiome, LLC (“AgBiome”)(Category A) -- AgBiome provides early-stage research for agriculture and utilizes a crop microbiome to identify products that reduce risk and improve yield. The core competencies of AgBiome are strain isolation and culturing methods, bioassays for activity (in vitro and whole plant), analytical protein biochemistry, gene annotation and bacterial phylogeny, and biochemical profiles as biomarkers for yield. Its research programs include biological crop protection, trait identification, and plant breeding tools.
________
7 Percentage of Equity for all Portfolio Companies held by Applicant is reported on a voting equity basis. The range of equity held by Applicant that is reported matches those ranges reported in the Applicant's annual and quarterly financial statements on Form 10-K and 10-Q, respectively.

Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $5,490,289 / 5.7%
Date of Initial Investment -- December 19, 2012

Bridgelux, Inc. (“Bridgelux”)(Category A) -- Bridgelux develops high-power, indium gallium nitride light emitting diodes and arrays that are used in various solid-state lighting applications. Bridgelux's proprietary technology consists of robust chip and array designs that provide commercially acceptable performance at competitive prices and energy efficiencies. On July 21, 2015, Bridgelux announced that it had entered into a definitive agreement to be acquired by an investment group led by the China Electronics Corporation and ChongQing Linkong Development Investment Company. This transaction had not closed as of December 31, 2015, and, therefore, as of that date, Bridgelux continued operating as a standalone entity.
Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $2,538,884 / 2.6%
Date of Initial Investment -- May 20, 2005

Cambrios Technologies Corporation (“Cambrios”)(Category A) -- Cambrios develops flexible, transparent conductive surfaces that can be deposited from solution onto any substrate in a roll-to-roll manufacturing process. Metallic nanowires are used as the conductive medium because they minimize the absorption and scattering of visible light. Roll-to-roll manufacturing processes are cost-effective solutions for high volume manufacturing and do not require expensive specialized equipment that is required by the incumbent material, indium-tin-oxide.

Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $0 / Less than 1%
Date of Initial Investment -- November 9, 2004

Champions Oncology, Inc. (“Champions”)(Category A) -- Champions develops advanced technology solutions to personalize the development and use of oncology drugs. Champions’ Tumorgraft™ (CTG) Technology Platform is a novel approach based upon the implantation of primary human tumors in immune-deficient mice followed by propagation of the resulting engraftments, or Tumorgrafts™, in a manner that preserves the biological characteristics and nanoscale morphology of the original human tumor. Champions Oncology uses CTG technology in both its Personalized Oncology Solutions and Translational Oncology Solutions. Shares of the company's common stock trade on the NASDAQ Capital Market under the symbol CSBR.
Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $957,544 / Less than 1%
Date of Initial Investment -- April 4, 2011

D-Wave Systems, Inc. (“D-Wave”)(Category C) -- D-Wave develops high-performance quantum computing systems for commercial use in logistics, bioinformatics, life and physical sciences, quantitative finance and electronic design automation. Its analog computing approach enabled by quantum mechanics enables the solution of problems that are difficult or impossible to solve using existing digital computing technologies.
Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $6,931,138 / 7.2%
Date of Initial Investment -- April 19, 2006

EchoPixel, Inc. (“EchoPixel”)(Category A) -- EchoPixel develops algorithms and software tools to visualize and analyze data generated by magnetic resonance imaging, computational tomography scanners, X-ray microscopes, and other imaging equipment. EchoPixel uses its proprietary tools for data analysis in life science and healthcare applications by “amplifying human expertise with machine learning.”
Percentage of Equity held by Applicant – Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $1,440,517 / 1.5%
Date of Initial Investment – June 21, 2013

Ensemble Therapeutics Corporation (“Ensemble”)(Category A) -- Ensemble develops DNA Programmed Chemistry (“DPC”) for the discovery of new classes of therapeutics. DPC provides unprecedented control of chemical reactivity, enabling the synthesis of diverse libraries of compounds for use in drug discovery internally and through partnerships with pharmaceutical and biotechnology companies. On June 9, 2010, Ensemble Discovery Corporation changed its name to Ensemble Therapeutics Corporation.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $2,110,902 / 2.2%
Date of Initial Investment -- June 6, 2007

Enumeral Biomedical Holdings, Inc. (“Enumeral”)(Category A) -- Enumeral develops high-value opportunities in immunology including therapeutic discovery, immune profiling and personalized medicine. The company's proprietary technology enables the isolation and study of chemicals and proteins produced by individual human cells simultaneously in a highly parallel format.

On November 18, 2010, Enumeral Technologies, Inc., changed its name to Enumeral Biomedical Corp. On July 31, 2014, Enumeral Biomedical Corp. completed a reverse merger into a publicly traded shell company, Enumeral Biomedical Holdings, Inc. Enumeral's common stock trades over-the-counter under the symbol ENUM.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $1,919,008 / 2.0%
Date of Initial Investment -- December 23, 2009

HZO, Inc. (“HZO”)(Category A) -- HZO manufactures novel industrial coatings. HZO’s technology is a unique process to create a nanoscale coating that protects electronics against damage caused by exposure to water, which is the leading cause of lost function in electronics. The coating is transparent and can be applied to a variety of surfaces including plastic, metal and glass. In addition to water repellence, the coating can repel oils, synthetic fluids, hazardous materials, dust and dirt.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $7,126,786 / 7.4%
Date of Initial Investment -- August 12, 2011

Lodo Therapeutics Corporation (“Lodo”)(Category A) -- Lodo is pursuing the development and commercialization of novel therapeutics derived from a metagenome-based Natural Product Discovery Platform (NPDP), encompassing environmental DNA libraries, surrogate strains and gene cluster expression methods, and a web-based bioinformatics platform eSNaPD (environmental Surveyor of Natural Product Diversity). Lodo has developed a genome-based, culture-independent approach for the discovery, biosynthesis, and characterization of small molecules from microbial sources present in soil samples. Combining the advancements in DNA sequencing and bioinformatics,

Lodo’s innovative discovery platform exploits the power of microbial evolution for the identification of therapeutically valuable natural products.
Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $107,281 / Less than 1%
Date of Initial Investment -- December 21, 2015

Magic Leap, Inc. (“Magic Leap”)(Category A) -- On May 1, 2015, the non-semiconductor business of Molecular Imprints, Inc., a former Portfolio Company, was acquired, and Applicant received shares of the acquiring company, Magic Leap. Magic Leap is developing an augmented reality device. Magic Leap’s technology will use a set of glasses or goggles to project realistic, computer-generated images over real-life settings, enhancing the user experience.
Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $348,994 / Less than 1%
Date of Initial Investment -- May 1, 2015

Mersana Therapeutics, Inc. (“Mersana”)(Category A) -- Mersana is a pharmaceutical company developing cancer therapeutics using an advanced drug delivery system. Mersana uses fully biodegradable, nanoscopic drug delivery vehicles based on proprietary molecular constructs and “biological stealth” materials.
Percentage of Equity held by Applicant – Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $1,028,262 / 1.1%
Date of Initial Investment -- February 12, 2002

Metabolon, Inc. (“Metabolon”)(Category A) -- Metabolon uses a proprietary technology platform in metabolomics to map changes in metabolic pathways for the identification of biomarkers and the early diagnosis of disease states. Metabolomics is the study of the repertoire of non-proteinaceous, endogenously synthesized small molecules present in an organism. Metabolon's platform uses mass-spectrometry based technologies, data integration and propriety software.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $13,621,844 / 14.1%
Date of Initial Investment -- January 11, 2006

Nanosys, Inc. (“Nanosys”)(Category A) -- Nanosys develops novel and patent-protected nanostructures that integrate functional complexity directly into each individual nanostructure. This capability enables the low-cost fabrication of revolutionary high-value, high-performance applications in a broad range of industries including life sciences, physical sciences, information technology, communications, renewable energy and homeland security. The company's first products are color filters for light-emitting-diode displays.
Percentage of Equity held by Applicant -- Less than 5%
Investment Value / Percentage of Applicant’s Total Assets -- $1,178,814 / 1.2%
Date of Initial Investment -- April 10, 2003

Nano Terra, Inc. (“Nano Terra”)(Category A) -- Nano Terra seeks to leverage an exclusive license to the extensive suite of intellectual property that enables nanomanufacturing and patterning developed in the laboratory of Prof. George Whitesides of Harvard University by establishing partnerships with companies in a wide variety of industries, including electronics, aerospace, energy, industrial products, and consumer goods, as well as government agencies. Key components of its technology platform include surface engineering techniques (such as soft lithography, self-assembly, and surface chemistry), and nanomaterials.
Percentage of Equity held by Applicant8 -- 0%
Investment Value / Percentage of Applicant’s Total Assets -- $62,189 / Less than 1%
Date of Initial Investment -- February 22, 2011

NGX Bio, Inc. (“NGX Bio”)(Category A) -- NGX Bio, formerly UberSeq, Inc., facilitates genomic sequencing transactions and analytics of such sequences. It addresses inefficiencies in the rapidly expanding genome sequencing market by connecting underserved customers with underutilized sequencing centers. With the cost of sequencing decreasing at an accelerated pace and DNA sequencing transitioning from a high-end, low-volume activity into an everyday practice, the logistics and supply chain challenges for the sequencing industry have become apparent. NGX Bio seeks to address these challenges by establishing services that provide a marketplace-brokerage-matching-logistics platform for academia and biotech customers seeking to find a DNA sequencing center willing to undertake a job at a given price and time. It is also developing software platforms for analyzing the sequence data in new ways that provide customers with an integrated platform for obtaining and understanding genetic information. On August 19, 2015, UberSeq, Inc., changed its name to NGX Bio, Inc.
Percentage of Equity held by Applicant -- Above 25%
Investment Value / Percentage of Applicant’s Total Assets -- $999,374 / 1.0%
Date of Initial Investment -- June 6, 2014

________
8 The investment includes warrants for the purchase of equity. The Applicant does not own voting equity as of December 31, 2015.

OpGen, Inc. (“OpGen”)(Category A) -- OpGen offers comprehensive multi-parameter screening and surveillance panels to combat current and emerging human pathogens with the next generation of diagnostic and epidemiologic solutions. OpGen’s technology improves the quality of data and time-to-results by providing sequence information from single DNA molecules more rapidly and less expensively than previously possible. The company is dedicated to positively influencing individual healthcare outcomes, advancing scientific research and enhancing public health by delivering precise, actionable information and results to customers in the life science and healthcare communities. On May 5, 2015, OpGen completed an initial public offering and its common stock and a portion of its outstanding warrants trade on the NASDAQ Capital Market under the symbols "OPGN" and “OPGNW,” respectively.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $2,806,415 / 2.9%
Date of Initial Investment -- March 5, 2012

ORIG3N, Inc. (“ORIG3N”) (Category A) -- ORIG3N is developing personalized medicine applications for induced pluripotent stems (iPS) cells. Its first applications will be focused on rare inherited diseases related to the heart, liver and neurodegenerative disease. ORIG3N is building libraries of individual stem cells from both normal populations and from populations within the defined disease areas seeking to develop models for diagnostic and treatment of rare disorders.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $1,576,901 / 1.6%
Date of Initial Investment -- February 5, 2015

Petra Pharma Corporation (“Petra”) (Category A) -- Petra is pursuing the development of small molecule inhibitors targeting type 2 phosphatidylinositol-5-phosphate 4-kinases α/β (PI5P4Kα/β, also known as PIP4Kα/β) for treatment of cancer and metabolic diseases.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $1,019,755 / 1.1%
Date of Initial Investment -- December 23, 2015

Phylagen, Inc. (“Phylagen”) (Category A) -- Phylagen seeks to identify, model, visualize and modify the microbiome of the built environment. Phylagen is focused on working with plant management teams in corporate real estate and in the hospital environment to understand and control the environment and to prevent the outbreak of mold, fungus and bacterial problems. Phylagen is also focusing on the authentication market, aiming to provide information of authenticity for easily ‘knocked off” products.
Percentage of Equity held by Applicant -- 0%
Investment Value / Percentage of Applicant’s Total Assets -- $219,329 / Less than 1%
Date of Initial Investment -- February 5, 2015

Produced Water Absorbents, Inc. (“PWA”) (Category A) -- PWA, which does business as ProSep, Inc., improves the resource recovery and environmental protections of drilling and mining operations through a portfolio of separation technologies and services, including the use of its reactive glass products and nanosands (Osorb) for treating produced and flowback water on-site. PWA is creating commercial solutions in silica-based sol-gel solids, also referred to as swellable glass. The materials are designed such that non-polar liquids (e.g., oils) are absorbed selectively over polar liquids (e.g., water). These silica-based materials are highly stable, hydrophobic and capable of capturing and recovering a range of hydrocarbons and pervasive solvents including TCEs, organic acids and BTEX. PWA acquired ProSep, Inc., in the fourth quarter of 2013.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $1,500,227 / 1.6%
Date of Initial Investment -- June 21, 2011

ProMuc, Inc. (“ProMuc”)(Category A) -- ProMuc develops synthetic mucins. Mucins perform critical functions within biological systems. The specific mucin structure- activity relationships for each of these functions remain largely unknown, in large part due to the lack of access to defined mucin materials of relevant size and composition. Rationally-designed synthetic mucins may have commercial applications ranging from lubricants for food and medicines to anti-microbial coatings and prophylactics that can avoid resistance, to potentially anti-cancer vaccines.
Percentage of Equity held by Applicant -- Above 25%
Investment Value / Percentage of Applicant’s Total Assets -- $650,916 / Less than 1%
Date of Initial Investment – December 18, 2013

Senova Systems, Inc. (“Senova”)(Category A) -- Senova develops next-generation sensors to measure pH, which is a fundamental property of nature. Senova’s sensors address several limitations of the current technology, including that it does not require calibration, it is not subject to fouling and it does not drift with changes in temperature. The platform technology can be used for a variety of applications, including industrial processing, single use bioprocessing, and advanced analytical systems.
Percentage of Equity held by Applicant -- Above 25%
Investment Value / Percentage of Applicant’s Total Assets -- $2,111,748 / 2.2%
Date of Initial Investment -- September 9, 2011

TARA Biosystems, Inc. (“TARA”)(Category A) -- TARA develops clinically relevant, stem cell-derived cardiac tissue for in vitro drug discovery and toxicity testing and is commercializing a cardiac testing platform for use in drug discovery and safety and efficacy testing. This “heart-on-a-chip” could provide a great benefit to pharmaceutical companies during the drug discovery and pre-clinical testing processes, as well as clinical trials. TARA was founded based on technology developed at Columbia University, the University of Toronto, and Massachusetts Institute of Technology.
Percentage of Equity held by Applicant -- Between 5%-25%
Investment Value / Percentage of Applicant’s Total Assets -- $2,023,439 / 2.1%
Date of Initial Investment – August 20, 2014

3.    Existence of Cash Positions
Applicant is an opportunistic investor that ideally would be as fully invested as practicable in the securities of its target Portfolio Companies. From time to time, however, Applicant may maintain a substantial portion of its assets in Cash Equivalents. Applicant does not believe it is in its shareholders’ best interest to make investments solely for the purpose of reducing its cash position.
Historically, Applicant’s investment portfolio consisted primarily of equity investments in companies that are principally engaged in the development, commercialization and integration of products enabled by nanotechnology and microsystems that are applied in industries such as computer software and hardware, telecommunications, medical devices, pharmaceuticals, biotechnology, electronics, semiconductors, advanced materials and energy. Since 2008, the focus of Applicant's initial investments narrowed to primarily BIOLOGY+ companies. BIOLOGY+ refers to interdisciplinary life sciences companies in which biology innovation is intersecting with innovations in areas such as electronics, physics, materials science, chemistry, information technology, engineering and mathematics. Applicant currently has invested a substantial percentage of its total assets in early-stage development or start-up companies that it believes are disruptive science-enabled companies, particularly ones that are targeting opportunities in the precision health and precision medicine markets. Precision health and precision wellness refers to a focus on preventative care and well-being at the individual level and includes medical technologies, digital technologies, genetic and biochemical technologies, and machine learning technologies that permit individuals to take control of their health and well-being at all stages of their lives.
Applicant's investment opportunities are not always extant and, when identified, require significant diligence before an investment decision can be made. In fact, in 2015, Applicant actively reviewed over 300 potential investments.
As evidenced in the table below, Applicant made a number of investments in 2015, both in new Portfolio Companies and in the form of “follow-on” investments in existing Portfolio Companies. It is important to note that Applicant has no motive, indeed has a great disincentive, to maintain a significant position in cash. Most notably, cash is a very unattractive asset class in terms of investment return. The higher the level of cash, the greater its potentially depressing impact on the overall internal rate of return of Applicant. Thus, Applicant believes that relying on cash as an asset class for investment returns would ultimately have an extremely negative effect on shareholders and, thus, ultimately on the market price of Applicant’s stock.

Harris & Harris Group, Inc.
Equity Securities / Debt Investments
Date	Company	Shares/Face	Description	Follow-on	New	Total	By Quarter

01/21/15	Nantero, Inc.[9]	32,714	Series E Preferred	$195,303		$195,303

01/23/15	Produced Water Absorbents, Inc.	$500,000	Bridge Note	$500,000		$500,000

01/30/15	SiOnyx, Inc.	$103,500	Bridge Note & Warrants	$103,500		$103,500

01/30/15	Accelerator IV-New York Corporation	262,215	Series A Common	$262,215		$262,215

02/05/15	Phylagen, Inc.	$200,000	Bridge Note		$200,000	$200,000

02/05/15	ORIG3N, Inc.	597,658	Series 1 Preferred		$250,000	$250,000

02/17/15	Produced Water Absorbents, Inc.	2,629,510	Series D Preferred	$484,203		$484,203

02/17/15	OpGen, Inc.	$208,035	Bridge Note	$208,035		$208,035

02/20/15	Mersana Therapeutics, Inc.	97,111	Series B-1 Preferred	$104,521		$104,521

03/02/15	Metabolon, Inc.	103,277	Series E-2 Preferred	$299,999		$299,999

03/30/15	Ultora, Inc.	$7,525	Bridge Note	$7,525		$7,525
							$2,615,301
04/01/15	Senova Systems, Inc.	800,000	Series C Preferred	$600,000		$600,000

04/24/15	OpGen, Inc.	$100,000	Bridge Note & Warrants	$100,000		$100,000

05/05/15	OpGen, Inc.	601,666	Common Stock & Warrants	$1,155,000		$1,155,000

05/18/15	TARA Biosystems, Inc.	$200,000	Bridge Note	$200,000		$200,000

05/22/15	SiOnyx, Inc.	$117,653	Bridge Note	$117,653		$117,653

06/03/15	Produced Water Absorbents, Inc.	$250,000	Bridge Note	$250,000		$250,000

06/05/15	Phylagen, Inc.	$10,000	Bridge Note	$10,000		$10,000
							$2,432,653

________
9 The Applicant sold all of its securities of Nantero, Inc. in May 2015.

Date	Company	Shares/Face	Description	Follow-on	New	Total	By Quarter

07/10/15	SiOnyx, Inc.	$89,608	Bridge Note	$89,608		$89,608

07/15/15	Produced Water Absorbents, Inc.	$250,000	Bridge Note	$250,000		$250,000

08/03/15	HZO, Inc.	134,928	Series II Preferred	$500,003		$500,003

08/05/15	ORIG3N, Inc.	597,657	Series 1 Preferred	$250,000		$250,000

08/05/15	ProMuc, Inc.	$75,000	Bridge Note	$75,000		$75,000

08/07/15	AgBiome, LLC	160,526	Series B Preferred	$500,006		$500,006

08/20/15	NGX Bio, Inc.	197,994	Series A Preferred	$300,001		$300,001

09/28/15	Produced Water Absorbents, Inc.	$250,000	Bridge Note	$250,000		$250,000

09/30/15	NGX Bio, Inc.	131,995	Series A Preferred	$199,999		$199,999
							$2,414,617
10/27/15	Adesto Technologies, Inc.	200,000	Common Stock	$1,000,000		$1,000,000

10/30/15	Produced Water Absorbents, Inc.	$250,000	Bridge Note	$250,000		$250,000

11/25/15	EchoPixel, Inc.	$112,500	Bridge Note	$112,500		$112,500

11/25/15	ORIG3N, Inc.	682,333	Series A Preferred	$750,000		$750,000

12/01/15	TARA Biosystems, Inc.	$1,200,000	Bridge Note	$1,200,000		$1,200,000

12/07/15	ProMuc, Inc.	$55,000	Bridge Note	$55,000		$55,000

12/21/15	Lodo Therapeutics Corporation	107,900	Series A Preferred		$107,900	$107,900

12/23/15	Petra Pharma Corporation	1,025,050	Series A Preferred		$1,025,050	$1,025,050
							$4,500,450

				$10,380,071	$1,582,950	$11,963,021	$11,963,021

C.    Certification Requested
Applicant hereby requests, pursuant to Section 851(e) of the Code, a certification that it is principally engaged in the furnishing of capital to other corporations that are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available. Applicant’s board of directors has determined that it is in the best interests of Applicant and its shareholders to qualify as a RIC. Among other things, RIC qualification would permit Applicant to avoid taxation at the corporate level. However, based upon the composition of Applicant’s investment portfolio and in the absence of the requested certification, Applicant may not satisfy the diversification requirements of Subchapter M as set forth in Section 851(b)(3)(A) of the Code. Thus, without the requested certification, Applicant may not be able to qualify as a RIC.

D.    Precedents
The present request by Applicant is substantially identical to its requests for certifications submitted for the tax years ending December 31, 1997 and December 31, 1999 through December 31, 2014, which the Commission granted.10 Moreover, the Commission has issued certifications pursuant to Section 851(e) of the Code in the past to, among others, Greater Washington Investors, Inc.,11 American Enterprise Development Corp.,12 Boston Capital Corp. -- Boston Capital Small Business Investment Corp.,13 and American Research & Development Corp.14
________
10 See supra, n. 1.
11 Greater Washington Investors, Inc. (File No. 811-1622), Investment Company Act Release No. 6604 (July 2, 1971) (certification).
12 American Enterprise Development Corp. (File No. 811-1543), Investment Company Act Release No. 6501 (May 3, 1971) (certification).
13 Boston Capital Corp., Boston Capital Small Business Investment Corp. (File No. 811-1650), Investment Company Act Release No. 6054 (May 14, 1970) (certification).
14 American Research & Development Corp. (File No. 811-4817), Investment Company Act Release No. 4817 (Jan. 12, 1967) (certification).

E.    Applicant’s Legal Arguments
Given the nature of the companies in which Applicant has invested the majority of its assets as well as the benefit for Applicant and its shareholders for Applicant to be able to elect to be subject to taxation under Subchapter M, it is appropriate for the Commission to issue the requested certification pursuant to Section 851(e) of the Code. Section 851(e) was intended to foster the development of companies that “are principally engaged in the development or exploitation of inventions, technological improvements, new processes or products not previously generally available . . . .”15 Accordingly, Section 851(e) is available to those investment companies that are “principally engaged in the development or exploitation of inventions, technological developments, new processes or products not previously generally available . . . .” In determining whether an investment company is ‘principally engaged’ in investing in such companies, the Commission is to give consideration . . . to the purpose and function of the investment company and to its continuing over-all operation. Ordinarily, for example, it would be requisite that a major portion of the assets of the investment company represent securities in operating companies developing and exploiting new processes and products.16

In the case of Applicant, as of December 31, 2015, approximately 96.5% of its total assets less Cash Equivalents were invested in the securities of companies engaged in the type and degree of business activities described in Section 851(e). Applicant, furthermore, is committed to continuing investing in such companies.

________
15 The Revenue Act of 1951, Pub. L. No. 82-183, § 337, 65 Stat. 452 (1951).
16 Id.

The Portfolio Companies are consistent with the types of companies that Congress envisioned when it enacted Section 851(e). As noted in connection with the enactment of Section 851(e), “[a]n operating company will not be considered to be engaged in the development of new processes or products merely because the process or development is new to the [operating] company.”17 Rather, the process or invention developed by the operating company the investment company has invested in “must represent a substantial technological improvement, or be different to a material degree from a product previously available.”18 The investments of Applicant at issue here fall squarely within the types of portfolio investments identified by Congress as the intended beneficiaries of Section 851(e). The Portfolio Companies are companies that are engaged in pioneering research into a variety of new technical and medical advances that previously have not been available. The advances being developed by the Portfolio Companies range from the development of high-efficiency solar cells and renewable fuels and chemicals to novel therapies for cancer. The technologies being developed by each of the Portfolio Companies represent material advancements in each of the companies’ respective industries; they do not represent mere changes in style or new models.
Given the composition of Applicant’s investment portfolio, Applicant may need to rely upon the provisions of Section 851(e) in order to qualify as a RIC. Obtaining the requested certification is a prerequisite to relying upon Section 851(e). Moreover the Commission, and only the Commission, has been authorized to issue such a certification. Thus, for Applicant to rely upon Section 851(e), the

________
17 Id.
18 Id.

Commission must issue the requested certification.19 For the reasons set forth above, we believe that it is appropriate in the public interest and consistent with the best interests of Applicant’s shareholders for the Commission to issue the requested certification pursuant to Section 851(e), and hereby request that such certification be issued.

________

[19]
Applicant represents that the limitation of Section 851(e)(2) does not apply to it. That provision generally makes Section 851(e) unavailable to an investment company if more than 25% of the value of its total assets is represented by securities of issuers with respect to each of which the company holds more than 10% of the outstanding voting securities and in respect of each of which the company has held any security for 10 or more years.

III. COMMUNICATIONS
Please address all communications concerning this application and the Notice and Order to:

Daniel B. Wolfe
President, Chief Financial Officer & Chief Compliance Officer
Harris & Harris Group, Inc.
1450 Broadway
24th Floor
New York, NY 10018

Please address any questions concerning this application and a copy of any communications, Notice, or Order to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W. Suite 700
Washington, D.C. 20001-3980

IV. AUTHORIZATION

Under New York law and the Articles of Incorporation and bylaws of Applicant, the Applicant’s business and affairs are to be conducted by its board of directors. In accordance with New York law and the Articles of Incorporation and bylaws of Applicant, a resolution was adopted by Applicant’s board of directors authorizing the appropriate officers of Applicant to prepare, execute, and file with the Commission this Application for a certification pursuant to Section 851(e) of the Code. A copy of the resolution is attached hereto as Exhibit A. Accordingly, the persons signing and filing this Application have been duly authorized to do so.
Applicant has caused this Application to be duly signed on its behalf in the county of New York in the City of New York on the 18th day of July 2016.

HARRIS & HARRIS GROUP, INC.

By: /s/ Daniel B. Wolfe
Daniel B. Wolfe
President, Chief Financial Officer & Chief Compliance Officer

Attest: /s/ Jacqueline M. Matthews
Jacqueline M. Matthews

VERIFICATION
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated July 18, 2016, for and on behalf of Harris & Harris Group, Inc.; that he is the President, Chief Financial Officer & Chief Compliance Officer of Harris & Harris Group, Inc.; and that all actions by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information, and belief.

/s/ Daniel B. Wolfe
Daniel B. Wolfe

Sworn and subscribed to before me, a notary public, this 18th day of July 2016.

/s/ Jacqueline M. Matthews
Notary Public, State of New York
No. 01MA6004743
Qualified in New York County
Commission Expires March 30, 2018

EXHIBIT LIST

A    Resolution adopted by the board of directors of Harris & Harris Group, Inc.

HARRIS & HARRIS GROUP, INC.

Resolutions by the Board

March 3, 2016

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and directed, by and on behalf of the Company, and in its name, to execute and cause to be filed with the Commission any applications for exemptive relief or certifications, or amendments thereto, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and further

RESOLVED, that all prior actions taken by the officers of the Company in connection with the filing of such application with the Commission is hereby approved and ratified in all respects.